Filed by Cambridge Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Capital Acquisition Corporation

Commission File No. for the Related Registration Statement: 001-36229

The following is a transcript of an internet investor presentation that is being made available to interested individuals and entities.

Safe Harbor

- Neither Cambridge, Ability nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The sole purpose of the presentation is to assist persons in deciding whether they wish to proceed with a further review of the proposed transaction discussed herein and is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed transaction discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.
- This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.
- The estimates and projections of future performance set forth in this presentation are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Although Cambridge and Ability believe that such assumptions are reasonable, they may be incomplete or incorrect, and events and circumstances may occur. Therefore, the actual results of operations are likely to vary from the projections and the variations may be material and adverse. The projections should not be regarded as a representation or prediction that Ability will achieve or is likely to achieve any particular results. The financial projections have not been prepared, reviewed or compiled by any firm of independent accountants.
- This presentation includes "forward-looking statements." Cambridge's and Ability's actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Cambridge's and Ability's expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction.
- These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Cambridge's and Ability's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: *(1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the business combination (the "Merger Agreement"), (2) the outcome of any legal proceedings against Ability or Cambridge; (3) the inability to complete the transaction contemplated by the Merger Agreement, including due to failure to obtain approval of the shareholders of Cambridge or other conditions to closing in the Merger Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulator reviews required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction described therein and herein; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in Cambridge's filings with the Securities and Exchange Commission.*
- Cambridge cautions that the foregoing list of factors is not exclusive. Cambridge cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Cambridge does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
- Certain of Ability's financial information and data contained herein is unaudited and/or were prepared by Ability as a private company and do not conform to SEC Regulation S-X. Furthermore, they include certain financial information (EBITDA) not derived in accordance with United States generally accepted accounting principals. Accordingly, such information will be presented differently in Cambridge's filings with the SEC. Cambridge and Ability believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of Ability to meet capital expenditures and working capital requirements and otherwise meet its obligations as they become due. However, this should not be construed to replace GAAP figures

Cambridge / Ability

Ben Gordon:	Hi, I’m Ben Gordon, the CEO of Cambridge Capital Acquisition Corporation. It’s a pleasure to introduce you to Anatoly, Avi and the management team and Ability. What I’d like to do is tell you a little bit about who we are, what we’re doing and what we see as the investment highlights. I’ll then introduce Anatoly to tell you about Ability. So first, about me. I’m the founder and CEO of Cambridge Capital Acquisition Corporation. We are a special purpose acquisition company formed less than 2 years ago for the purpose of picking one outstanding company in which to invest that would merge with us and, as a result, go public. My background includes having built 4 companies, one of which was a technology company called Threeplex, which we founded, built, raised 28 million in capital from venture firms, including Morgan Stanley and Goldman Sachs, and eventually sold to IBM. I also built an investment bank and our investment banking team and its principals have been responsible for over 200 transactions on the advisory side and the principal side over the last 14 years. We were excited about raising Cambridge Capital as a mechanism for being able to invest in and build a business on a bigger scale. I’ll be introducing Anatoly, the CEO of Ability, next. Anatoly is the co-founder and CEO of Ability and has spent the last 21 years building a leading defense technology company. Anatoly has an operational background in the intelligence world in addition to a technology background. And I’m also joined by Ability’s CFO, Avi Levin, who is not only the CFO of the company but also has a background as a CPA with PWC in the U.S. and Israel, as an investment banker at Credit Suisse and on the corporate finance side with a public company [Broadridge]. So we think we have an outstanding team. Moving to page 5, so Cambridge Capital is a SPAC, we raised 81 million less than 2 years ago. We looked at over 200 companies before deciding to choose Ability as our partner and in which to invest our capital. We were excited about Ability because we view this as an outstanding opportunity to be a long-term investor in a great company with a great team. And Ability is excited about being public, gaining access to the U.S. markets and gaining 81 million in capital to fund their growth, including acquisitions. We have engaged FBR as our investment bank in conjunction with this Road Show and we anticipate closing in December. Great, moving on to page 6, I’d like to share 6 key investment highlights that motivated our decision to invest in Ability. Number 1, we see Ability as a leading [peer play] in the market for lawful interception. Lawful interception is a $6 billion market growing at 11% annually and it consists of allowing governments the technology to intercept voice and data communication on cell phones like these. That’s a large growing and important market. Number 2, within that market, we view Ability as a leader with a track record of being best in class from a technology standpoint. Ability has a track record of firsts in a variety of areas. We understand Ability ahs been first to do interception of satellite communications, such as iridium phones; first to break GSM encryption; and now first to roll out a very exciting software as a service capability. Number 3, Ability has an outstanding install base with a footprint in over 50 countries and the ability to continue to expand on a global basis with a high level of repeat clients over 50% that continues to drive up selling. Number 4, Ability has outstanding growth. Ability tripled last year, is on track to approximately triple this year. We believe we’ll continue to grow at a strong rate and is generating strong net income margins in excess of 30%. That financial strength we believe will continue to be supported by additional margin upside from the new software rollout, as well as maintenance and other recurring revenue. Number 5, this is a management team that’s aligned with us. The management team will continue to own 62% at close. Management team assigned a 2 year lockup and the management team has signed up for an aggressive earn-out schedule linked to strong growth over the next 3 years. Finally, we believe the valuation is attractive. In a market where competitors like Varant trade at over 30 times forward net income and 12 times forward EBITDA, we are investing in Ability at a forward PE multiple of 8 and a forward EBITDA multiple of 6 approximately. So in sum, we believe Ability is a great company in a great market with a great team in which we are investing in what we believe is a great entry point. With that, I’d like to introduce the CEO of the company, Anatoly Hurgin, to tell you about the business. Thank you.

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Anatoly Hurgin:	Thanks, Ben. This is how we communicate. On average we use our mobile phones 150 times a day. Bad guys use mobile phones, too. We do a lot of things. We send emails, we make calls, we upload data and we make [UI], we use social networks and governments need access to this information. We Ability develop and sell tools to give this access to the governments to protect their homeland. Our systems are used in more than 50 countries around the world. We are great company, we have superior technology and in the middle of emerging market. And our success is well reflected in our financial statements. So what we do. Tactical interception system. Tactical means you do not need any [UI] it’s something small, looks like computer, a box but similar to computer can be installed in a vehicle, in the aircraft in [UI] It just switches on and has small antenna, some power and system will immediately intercept communication in a matter of minutes. We can intercept calls and we can intercept data, we can intercept messages and we can like make a location of mobile phones. Let me show you some clip [UI] how our system safe can be used in different situations.

[Video playing]

UM1:	In your battle against terror, drug trafficking, weapon smuggling or criminal activities, there are often long borders to cover, multiple sensitive locations and a constant shortage of manpower and time. That’s why Ability has teamed with Diamond Airborne Sensing, making the company’s advanced cellular interception platform [sounds like: Evy’s] airborne. Now, you can quickly launch Evy’s airborne to the trouble spot, saving valuable time, while effectively covering greater distances. The airborne platform operates independently to provide the utmost flexibility. With Evy’s you can identify your targets, discover their associates and intercept their communication in real time. The GSM tracking system provides accurate, real time location of your target. Evy’s operates transparently, enabling your team to remain invisible while gathering critical data. Restricted for law enforcement agencies, prison authorities, counter-terror organizations and authorized governmental agencies. Evy’s is a powerful tool. Evy’s airborne, taking cellular interception to a higher level.

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Anatoly Hurgin:	So we do cellular systems, we can intercept different types of [third] communication. GSM, CDMA, EMTS, LT. We do have problem solutions for different types of satellite communication, like iridium [UI] and others. We do some cyber and when I talking about cyber, I mean [UI] cyber, we can attack mobile phones in order to to get information out of this mobile phone. We do [UI] location means we have phone number or identity of mobile phone, we can find location of the mobile phone on the globe [UI] and we do some counter-interception stuff. Slide 10. Sure, we do have our competitors in different fields but Ability is the only provider of full [suite] of solutions. We do everything, starting from cellular to satellite, cyber, deciphering and [UI] location. And customers actually want end-to-end solutions from one supplier. That’s what we can provide. Next slide, 11. History of Ability is actually a history of innovation. We’re a very innovative company. We are the first company in the world to break encryption of GSM communication. We are the first one company in the world to break encryption of [UI] communication, the first company in the world to create interceptor for iridium communication. And right now we have a couple of solutions which actually do not have any real competitors, and one of our solutions is a game changer. The name is [sounds like: Oolium]. We sell our solutions only to government organizations. Our typical clients are law enforcement authorities, police forces, drug authorities, border control, ministry of defense, intelligence community, state security and so forth. I will give an example of using of one of our systems in Latin America country. Our client had a concern about uses mobile phone inside the prisons by inmates. So a typical reaction was just to jam this type of communication, to install jammers. We advised our clients not to do it, but install our equipment because it’s actually a rare opportunity to have so many bad guys in a very dense area. So our systems were installed in a couple of prisons and very quickly, in a matter of days, our client got so big amount of valuable and intelligence information so he will, he was so excited so he immediately extended this order to 52 prisons, all federal prisons in the country. So we are working in interesting conditions. Bad guys become sophisticated, more sophisticated, significantly more sophisticated and mobile. Governments had the pressure to protect their homelands. Big money spends. And a significant part of fighting with crime and terror is using our tactical interception equipment. Market is growing up rapidly with pace of 11% per year. It’s not going to stop. Page 15. One significant thing happened just in recent years which has very big input to our company, which is the shift from our strategic systems to tactical systems. In previous years big amount of budget we have spent to strategic systems. But in recent years also what’s happened was what encryption implemented in different types of communications became unbreakable. So basic strategic system cannot do anything with this type of encryption. And so only solution which can be implemented here which can break this encryption or even avoid this encryption, not to break it, is a tactical interception systems. This is exactly where Ability stands. We are producer of such systems and market is just for us. So let’s summarize. We are innovative company. We have very great and carefully chosen portfolio. We have very big installed base of 50 countries around the world. We have, we have a great network of [UI] We are small, efficient, flexible and scalable company. So how we are going to grow up? Just suppose we are going to expect our presence in the [existed] markets, Asia, Latin America, rest of the world, but we are not in United States yet. And United States is 50% of the world’s market. We know how to do it, we know our technology is good, we know how to make this way. We have examples of a couple of [UI] companies which do it very, use it very successfully and we are going to do it, too. Another thing is the [positions] of our companies. Money from this transaction mostly primarily go to [UI] and we have a couple of goals, great companies in the commercial market, great technologies and great people. Most technology been brought to our company connected to our systems can be very interesting and significant boost to our, to our company. And new product, we have a couple of new products, revolutionary, very efficient and actually we do not have any [UI] today. Slide 18. Pipeline. We have pipeline of almost $150 million. 50% of this pipeline is [existed] clients. They know we already decided what to buy, we make only negotiation with him, we know prices, we know systems and systems [UI] budget. So we are very confident about this part of pipeline. Another 50% is new clients. New clients means they do not, didn’t buy yet from us. But these clients already saw our systems, negotiated prices, made trips to us, we visited to them, we’re excited about our systems and [UI] are very confident that significant part of these clients will buy. All together given probabilities about $100 million and it gives us great visibility to 2016. Let’s talk a couple of a bit about [UI]. [UI] is we used to make interception system. Unlike tactical interception system, we do not need to be in the vicinity of a target to be able to intercept our target. Unlike strategic interception systems, you don’t need to be connected to network [calculators] and you do not need any calculations [UI] network calculators. So it works like [UI] I can be here in New York, our target can be in any place in the world, in New Zealand, all we need to know in order to intercept his call just is his phone number. I think it’s the future of interception systems. That’s how interception system will be and today we are Ability the only owner for this technology. Today 100% of our systems is integrated systems. It gives us margin of 47%. We are going to go to sale of our software based system and in 2016, 2017 it will be up to 50% of our sales. So it will bring our gross margin to 54%. Besides, we have repeated repeat clients, 50% of our clients are repeat clients and 43% of 2015 revenue is upsell.

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Avi Levin:	Thank you, Anatoly. Hello, my name is Avi Levin. A couple of words about myself. I recently joined Ability as a CFO. I started off my career at PriceWaterhouseCoopers in the tech practice in Tel Aviv and Silicon Valley. I’m a CPA in the United States and a CPA in Israel. I later on worked in a couple of publicly traded companies in New York, mostly at Broadridge Financial Solutions and corporation finance positions. I got my MBA at NYU Stern and became an investment banker at Credit Suisse. A few months ago I moved to Israel and, as you know, recently started working at Ability. I found that Ability is a company where I can bring my U.S. accounting, U.S. GAAP, SEC knowledge, as well as capital markets knowledge to good use. It’s a company that needs somebody like me and I think I could be very helpful. And what I found is a management team that is dedicated to the company, ahs been there for over 20 years, that likes what they do, they have been doing that kind of stuff for their entire lives. Product line that is very exciting, market that is there and growing and, more importantly, and most importantly, an IPO for all the right reasons – for growth, for acquisitions, and for joint venture in the United States and to grow the business and create shareholder value. So I think this is a great team and I’m very excited to be on board. Anatoly has run through the, the company, the, the model, meaning what we do, the products we’re in, the markets we’re in, the technology behind it. And I want to show you now that the numbers are in as well. As you can see, revenue this year would be expected to be at 58 million; last year we had revenue of 20 million. That’s almost 3 times as much. And if you go back to 2013, you’ll see 5.5 million revenue, very significant growth in a couple of years from 5 million to 58 million. If you look at the fairness opinion, they expected it to be at 108, almost double. If you look at net income, this year we expect it to be at 20 million, last year we had about 4.6 million, 4 times as much. We have a high conversion rate of over 90% of net income to free cash flow. We had a low tax rate of 16% that we benefit from in Israel, one-sixth. We have very good margins, 47% gross margins, 41 to 46% EBITDA margins and 38 to 35% net income margins. Those margins are actually expected to grow as revenue grows, which is not usually the case. If we are able to move in, as we expect, to move into [UI] model, those margins could expand by 700 basis points to about 54% on a gross and the correlate with EBITDA and net income as well. So we’re very happy with the company’s performance. The numbers are in, we’re very confident with our pipeline [UI] We think that most of it will convert to sales. And on the balance sheet side, it is as clean as can be. We have a balance sheet of 70% cash, no bad debt because our clients are governments and they would pay. We have no debt at all. So basically a straightforward company that’s generates cash, always has generated cash, always been cash flow positive, and now we’re at experiences tremendous growth and we will like you to share. Thank you.

Ben Gordon:	Thank you, Avi. So on page 22 I’d like to talk to you about the transaction. Four points I’d like to highlight. Number 1, the consideration. We are valuing the company today at approximately 280 million of equity value, which translates into a little over 220 million of enterprise value because it closed will be close to 60 million of net cash. Number 2, that consideration comes in the form of an issuance of 17 million shares and 18 million in cash to Ability. Number 3, we expect to close in mid-December. And number 4, there will also be an earn-out of an additional 8.5 million shares based on the company’s ability to achieve aggressive growth targets, which include next year 40 million of net income, then 60 million in 2016 and then 80 million in 2018. And if the company accomplishes those goals, clearly that will be great for everybody. Finally, I’d like to add a point on valuation. On the lower right-hand side of the page, you will see that based on net income this year of 20 million and net income next year in line with the fairness opinion estimate of 34 million, we are paying approximately 14 times this year’s earnings and 8 times forward earnings. We think that compares very favorably with the comparables. Shifting to page 23, let’s look at the comparable company analysis. We really see 4 logical sets of comparables. The first is interception with Varant as really the closest comp for Ability. Varant trades at a forward EBITDA multiple today of around 11 to 12 times and a forward PE multiple of around 32 times. When you look at defense electronics companies, government services companies and cyber security companies, you see that the forward multiples fall in line with the general range of 10 to 15 times forward EBITDA and 15 to 30 plus times forward earnings. We feel very good about the valuation of Ability, which compares favorably with a forward EBITDA multiple of 6 times and a forward PE multiple of 8 times. Finally, on page 24, the transaction timeline. So we signed a definitive agreement in September. We filed our proxy with the SEC. We’ve sent, we’re planning to set a record date for the shareholder vote next week and intend to have a shareholder vote and final closing in mid-December slated for the week of December 14th. In sum, we are excited about Ability, we feel like it’s a great company, a great market, a great technology, a great team and a great deal. And we would be pleased to answer any questions that you have as we move forward. Thank you.

[End of recording]

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